ADVISORS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of September 17, 2010 by and between ADVISORS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of each series listed in Appendix A as attached hereto, each a series of the Trust, and the investment adviser of the Fund(s), Coldstream Capital Management, Inc. (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund(s) pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated September 17, 2010 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.      Limit on Operating Expenses.  The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to each Fund and each Class.  In the event that the current Operating Expenses, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund Class, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.      Definition.  For purposes of this Agreement, the term “Operating Expenses,” with respect to a Fund and Class, is defined to include all expenses necessary or appropriate for the operation of a Fund, including the Adviser’s Investment Advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.      Reimbursement of Fees and Expenses.  The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4.      Term.  This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.      Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Adviser.  This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement will automatically terminate, with respect to each Fund listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.      Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.      Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

ADVISORS SERIES TRUST	COLDSTREAM CAPITAL MANAGEMENT, INC.

By: /s/ Douglas G. Hess	By: /s/ Robert D. Frazier

Print Name: Douglas G. Hess	Print Name: Robert D. Frazier

Title: President	Title: Managing Director

Appendix A

Fund and Share Class	Operating Expense Limit
Coldstream Dividend Growth Fund - No Load Shares	1.25%